VITERRA™

RECEIVED

2008 JAN 22 A 11: 19

Exemption #: 82-5037

January 14, 2008 [redacted]

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

08000335

SUPPL

~~Viterra~~
(Saskatchewan Wheat Pool Inc. Operating as ~~Viterra~~)
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy the Notification of Annual and Special Meeting and Record Date - Saskatchewan Wheat Pool Inc. Operating as Viterra . This was filed with the provincial securities and Toronto Stock Exchange.

Yours truly,

for. Colleen Vancha, Vice-President
Investor Relations and Corporate Affairs

PROCESSED
JAN 28 2008
THOMSON FINANCIAL

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
David Carefoot, Chief Financial Officer

Attachment

dlw 1/23

Viterra
2625 Victoria Avenue
Regina, Saskatchewan
S4T 7T9 306-569-4411

January 3, 2008

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Authorite des marches financiers
Saskatchewan Financial Services Commission, Securities Division
The Toronto Stock Exchange

Dear Sirs:

Subject: Notification of Annual and Special Meeting and Record Date - Saskatchewan Wheat Pool Inc. Operating as Viterra

We advise of the following with respect to the Annual and Special Meeting of the Common Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	:	Saskatchewan Wheat Pool Inc. Operating as Viterra
2.	Date Fixed for the Meeting	:	March 12, 2008
3.	Record Date for Notice	:	January 29, 2008
4.	Record Date for Voting	:	January 29, 2008
5.	Beneficial Ownership Determination Date	:	January 29, 2008
6.	Classes or Series of Securities that entitle the holder to receive Notice of Meeting	:	Common Shares
7.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	:	Common Shares
8.	Meeting Type	:	Annual and Special
9.	CUSIP / ISIN	:	803914209 / 8039142093
10.	Location of Meeting	:	Winnipeg, Manitoba

Your truly,

Colleen Vancha, Vice-President,
Investor Relations & Corporate Affairs
Saskatchewan Wheat Pool Inc. Operating as Viterra

END